AUDITED FINANCIAL RESULTS OF THE BANK
FOR THE QUARTER ENDED JUNE 30, 2002

(Rupees in crores)

Sr. No.	Particulars under Indian GAAP	Quarter ended		Year ended
		June 30, 2002	June 30, 2001	March 31, 2002
1.	Interest earned (a)+(b)+(c)+(d)	2395.55	468.31	2151.93
	a) Interest/discount on advances/bills	1468.10	189.66	771.67
	b) Income on investments	805.18	239.04	1233.80
	c) Interest on balances with Reserve Bank of India and other interbank funds	113.76	32.91	122.62
	d) Others	8.51	6.70	23.84
2.	Other Income	437.52	127.18	574.66
	A) TOTAL INCOME (1) + (2)	2833.07	595.49	2726.59
3.	Interest expended	2059.46	318.61	1558.92
4.	Operating expenses (e) + (f)	442.59	138.21	622.58
	e) Payments to and provisions for employees	89.30	32.72	147.18
	f) Other operating expenses	353.29	105.49	475.40
	B) TOTAL EXPENDITURE (3)+ (4) (excluding provisions and contingencies)	2502.05	456.82	2181.50
5.	OPERATING PROFIT (A-B) (Profit before provisions and contingencies)	331.02	138.67	545.09
6.	Other provision and contingencies	49.46	45.66	255.29
7.	Provision for taxes	28.66	27.76	31.50
8.	Net profit (5-6-7)	252.90	65.25	258.30
9.	Paid-up equity share capital	613.03	220.36	613.03
10.	Reserves excluding revaluation reserves	5885.31	1157.51	5632.41
11.	Analytical ratios
	(i) Percentage of shares held by Government of India	..	..	..
	(ii) Capital adequacy ratio	12.36%	12.53%	11.44%
	(iii) Earnings per share for the relevant period (not annualised for quarters) (in Rs.) (basic and diluted)	4.12	2.96	11.61
12.	Aggregate of non-promoter shareholding
	No. of shares	61,30,30,904	11,89,62,731	61,30,30,904
	Percentage of shareholding	100.00	53.99	100.00
13.	Deposits	33349.22	17467.61	32085.11
14.	Advances	46986.91	5635.70	47034.86
15.	Total Assets	99669.52	20418.66	101980.20

Notes

  The financials have been prepared in accordance with Accounting Standard 25 on “Interim Financial Reporting”.
  The results for Q1 2003 include the results of erstwhile ICICI Limited with its subsidiaries, ICICI Personal Financial Services Limited and ICICI Capital Services Limited amalgamated with the Bank w.e.f. March 30, 2002. The financials for the quarter are therefore not comparable with earlier periods.
  In accordance with the Scheme of Amalgamation, shares held by erstwhile ICICI in the Bank amounting to 16.54% of the paid-up equity share capital have been transferred to a Trust. This is not treated as promoter holding for disclosure in item 12.
  The accounts for Q1 2003 have been audited by M/s. N.M. Raiji & Co. and M/s. S.R. Batliboi & Co. who are proposed to be appointed as Statutory Auditors of the Bank at the forthcoming Annual General Meeting, their appointment having been approved by Reserve Bank of India.
  The segment information is based on the segments currently identified post merger. Presently, the segments have been identified as
    Commercial Banking comprising primarily the retail and corporate banking business of the Bank
    Investment Banking comprising primarily the rupee and forex treasury of the Bank and the investment banking business
    Others comprising primarily of subsidiaries whose individual business is presently not material in relation to the consolidated financials
  During the quarter, additional general provisions were made against standard assets (excluding erstwhile ICICI‘s corporate and project finance portfolio which was fair valued for the merger) as per the Bank‘s new accounting policy, which are in excess of the general provisions of 0.25% required by RBI guidelines.
  Previous period figures have been regrouped/reclassified where necessary to conform to current period classification.

          The above financial results have been taken on record by the Board of Directors of the Bank at its meeting held on July 31, 2002.

Place: Mumbai Date: July 31, 2002	Kalpana Morparia Executive Director

ICICI BANK LIMITED
Registered Office : Landmark, Race Course Circle, Vadodara - 390 007
               Corporate Office : ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051.
Web site : http://www.icicibank.com Electronic mail : info@icicibank.com

Segment information of ICICI Bank Limited and its Subsidiaries

	Particulars	Quarter ended June 30, 2002
1.	Segmental revenue
	a. Commercial Banking	2287.17
	b. Investment Banking	853.51
	c. Others	146.01
	TOTAL	3286.69
	Less: Inter segment revenue	294.25
	Income from operations	2992.44
2.	Segment results (Profit before tax)
	a. Commercial Banking	197.21
	b. Investment Banking	104.42
	c. Others	(25.30)
	TOTAL PROFIT BEFORE TAX	276.33
3.	Capital employed (i.e. Segment Assets — Segment Liabilities) (excluding inter-segmental funds lent and borrowed)
	a. Commercial Banking	(14284.67)
	b. Investment Banking	10188.08
	c. Others	3253.53
	d. Unallocated	843.06